SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32384; File No. 812-14543

ALAIA Market Linked Trust and Beech Hill Securities, Inc.; Notice of Application

December 8, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 12(d)(1)(A), (B), and (C) of the Act and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (2) of the Act. The requested order would permit certain registered unit investment trusts ("UITs") to acquire shares of certain registered open-end investment companies, registered closed-end investment companies and registered UITs (collectively, the " Underlying Funds") that are within and outside the same group of investment companies as the acquiring UITs, in excess of the limits in section 12(d)(1) of the Act.

Applicants: ALAIA Market Linked Trust (the "Trust"), a UIT that is registered under the Act, and Beech Hill Securities, Inc. ("BHSI"), a New York corporation registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act").

Filing Dates: The application was filed on September 3, 2015 and amended on January 15, 2016, October 17, 2016 and November 22, 2016.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on January 3, 2017 and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for

lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should

state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants: ALAIA Market Linked Trust, 10 Corbin Drive,

Darien, CT 06820, Beech Hill Securities, Inc., 880 3rd Avenue, 16th Floor, New York, NY

10022-4730.

For Further Information Contact: Deepak T. Pai, Senior Counsel, at (202) 551-6876 or Mary Kay

Frech, Branch Chief, at (202) 551-6814 (Division of Investment Management, Chief Counsel's

Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or for

an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling

(202) 551-8090.

Summary of the Application

1.   Applicants request an order to permit (a) a Series[1] to acquire shares of Underlying Funds[2]

in excess of the limits in sections 12(d)(1)(A) and (C) of the Act and (b) the Underlying Funds that

are registered open-end investment companies, their principal underwriters and any broker or

dealer registered under the Exchange Act to sell shares of the Underlying Funds to the Series in

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[1] Applicants request that the order apply to each existing and future series of the Trust and to any future
registered UIT and series thereof sponsored by BHSI or an entity controlling, controlled by or under
common control with BHSI (the "Series").

[2] Certain of the Underlying Funds may be registered as an open-end investment company or a UIT, but
have received exemptive relief from the Commission to permit their shares to be listed and traded on a
national securities exchange at negotiated prices and to operate as exchange-traded funds ("ETFs").

excess of the limits in section 12(d)(1)(B) of the Act. [3] Applicants also request an order of

exemption under sections 6(c) and 17(b) of the Act from the prohibition on certain affiliated

transactions in section 17(a) of the Act to the extent necessary to permit the Underlying Funds to

sell their shares to, and redeem their shares from, the Series. [4] Applicants state that such

transactions will be consistent with the policies of each Series and each Underlying Fund and with

the general purposes of the Act and will be based on the net asset values of the Underlying Funds.

2.   Applicants agree that any order granting the requested relief will be subject to the terms

and conditions stated in the application. Such terms and conditions are designed to, among other

things, help prevent any potential (i) undue influence over an Underlying Fund that is not in the

same "group of investment companies" as the UIT through control or voting power, or in

connection with certain services, transactions, and underwritings, (ii) excessive layering of fees,

and (iii) overly complex fund structures, which are the concerns underlying the limits in sections

12(d)(1)(A), (B), and (C) of the Act.

3.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any

person, security, or transaction, or any class or classes of persons, securities, or transactions, from

any provision of section 12(d)(1) if the exemption is consistent with the public interest and the

protection of investors. Section 17(b) of the Act authorizes the Commission to grant an order

permitting a transaction otherwise prohibited by section 17(a) if it finds that (a) the terms of the

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[3] Applicants do not request relief for the Series to invest in reliance on the order in closed-end investment companies that are not listed and traded on a national securities exchange.

[4] A Series generally would purchase and sell shares of an Underlying Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Underlying Fund. Applicants nevertheless request relief from section 17(a) to permit a Series to purchase or redeem shares from the ETF. A Series will purchase and sell shares of an Underlying Fund that is a closed-end fund through secondary market transactions at market prices rather than through principal transactions with the closed-end fund. Accordingly, applicants are not requesting section 17(a) relief with respect to transactions in shares of closed-end funds.

proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any persons or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary